January 12, 2024

BY EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:	Amy Geddes
Doug Jones

Re:	Sea Limited
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 6, 2023
File No. 001-38237

Dear Ms. Geddes and Mr. Jones:

We hereby provide responses to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 5, 2023 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) of Sea Limited.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021, page 97

Securities and Exchange Commission
January 12, 2024

1.
Please revise your discussion of year over year changes in operating results to include more fulsome information supporting your explanations for each change. For example, you state the decrease in revenue in Digital Entertainment for fiscal 2022 is due to ongoing moderation in user engagement and monetization, but you do not provide any metrics on an annual basis (such as number of users, new accounts per month, active users or average digital purchase dollars per user) or other relevant information to understand the reason for the decrease. Similarly, you state the increase in revenue in Ecommerce and other services for fiscal 2022 is due to improved monetization in your ecommerce business and the growth of your credit business, but do not provide information such as average transaction value, quantification of the growth in your credit business, changes in interest rates, number of loans outstanding, average value per loan outstanding or other relevant information to understand the reason for the increase. Refer to the guidance in the appropriate sections of Item 5 and related instructions thereto of Form 20-F. Please note material variances in other line items presented should be similarly analyzed.

Response

We respectfully advise the Staff that we disclosed information supporting our explanations for the year-over-year changes and overall trends in the Form 20-F. In response to the Staff’s comment, in future 20-F filings, for easier reference by investors, we will repeat or cross-reference to, and as appropriate supplement, this information in the applicable place in Item 5, as described in additional detail below.

With respect to ongoing moderation in user engagement and monetization in our digital entertainment business, we disclosed bookings, the aggregate number of active users (“Game QAU”) and the aggregate number of paying users (“Game QPU”) during each quarterly period in the year on page 53 of the Form 20-F. In future 20-F filings, we will repeat or cross-reference to this information in Item 5.

With respect to improved monetization in our marketplace e-commerce business, Shopee (“Shopee”), we disclosed gross merchandise value (“GMV”) and orders on page 49 and revenue data on page 92 of the Form 20-F. Average order value on Shopee can be readily calculated by dividing GMV by orders, and was approximately US$10 for the year ended December 31, 2022. Similarly, monetization, which can be derived by taking our e-commerce business revenue as disclosed on page 100 of Form 20-F divided by GMV, improved from 8.2% in the year ended December 31, 2021 to 9.9% in the year ended December 31, 2022. In future 20-F filings, we will repeat or cross-reference to this information, and supplement this information with these mathematical calculations, in Item 5.

With respect to the growth of our credit business, our loans receivable grew from US$1.5 billion for the year ended December 31, 2021 to US$2.1 billion for the year ended December 31, 2022, as disclosed in our consolidated balance sheets in the Form 20-F. As disclosed on page 54 of the Form 20-F, for the fiscal year 2022, we provided credit offerings primarily to select Shopee users including Shopee buyers and sellers. As disclosed on page 136 in the Form 20-F, the dollar amount per individual loan receivable is relatively small. Based on our total loan balance outstanding and number of loans outstanding as of December 31, 2022, our average loan size was approximately US$20. The tenure of such loans is short, generally in the range of 3 to 12 months, as publicly displayed on our websites or in our Shopee app, where such loans are offered. Please see our response to Comment 8 below for more information.

Securities and Exchange Commission
January 12, 2024

We will continue to monitor the year-over-year changes in our business and disclose and discuss any material updates.

2.
Please explain to us and reconcile the amounts presented for “E-commerce and other services” and “Sales of goods” on page 96 to the amounts presented for “E-commerce,” “Digital Financial Services” and “Other Services” presented on pages 100 and 101. In connection with this, it appears revenue, cost of revenue and gross profit of “Digital Financial Services” are included in the respective amounts for “E-commerce and other services” but appears material for fiscal 2022 for separate presentation and analysis. Please consider separate presentation on this basis so that investors may better understand your operations.

Response

We respectfully advise the Staff that as shown in the “Selected Consolidated Statements of Operations Data” table on page 96 of the Form 20-F, for the year ended December 31, 2022, service revenue for e-commerce and other services was US$7,463,173 and sales of goods was US$1,109,369, which totals US$8,572,542. This amount reconciles to the sum of revenue for E-commerce (US$7,288,677), Digital Financial Services (US$1,221,996) and Other Services (US$61,869) as shown in the table at the bottom of page 100 of the Form 20-F (amounts expressed in thousands of US dollars in this paragraph).

In response to the Staff’s comment, we will provide the individual breakdown of our revenue by type and operating segment in future 20-F filings in Item 5.

3.
Please explain to us and consider disclosing as appropriate the basis for the level of the gross margins for each of digital entertainment, e-commerce and other services and sales of goods reported on pages 97 and 99 and the reason for the variation in the gross margins between these operations so that investors may have a better understanding of the contribution of each of these operations to your results.

Response

We respectfully submit that the basis for gross margin for each of our business segments and the reason for the variations in the gross margins are mainly due to the different nature of our businesses. As disclosed on page 97 of the Form 20-F, our group gross profit was US$3.9 billion in the fiscal year 2021 and US$5.2 billion in fiscal year 2022 and our group gross margins were 39.1% and 41.6% in fiscal years 2021 and 2022, respectively. Our digital entertainment segment had gross margins of 71.5% and 72.2% in fiscal years 2021 and 2022, respectively. Service revenue pertaining to our e-commerce and other services segment had gross margins of 16.2% and 30.4% in fiscal years 2021 and 2022, respectively. Sales of goods had gross margins of 6.3% and 10.5% in fiscal years 2021 and 2022, respectively.

Securities and Exchange Commission
January 12, 2024

As disclosed on page 93 of the Form 20-F, we generate revenue from our digital entertainment business primarily by selling in-game items to our online game players. Gross margins in our digital entertainment segment are relatively high mainly because of the digital nature of the production and sale of the virtual items in our games. By comparison, e-commerce and other services involve more significant physical operations, including logistics which includes costs associated with the storage and delivery of the goods sold by sellers on Shopee. As such, our e-commerce and other services have lower gross margins compared to our digital entertainment business. Sales of physical goods, by comparison, involves the cost of purchasing products from manufacturers or third parties and, accordingly, reflects even lower gross margins.

4.
You disclose the provision for credit losses increased 337.5% for fiscal 2022 primarily driven by increases in the growth in your loan book. However, your gross loans receivable balance only increased 42% as of December 31, 2022 compared to December 31, 2021. Please tell us whether there were specific changes in borrower characteristics or standards leading to this increase in default, and/or whether this increase was related to specific unusual events or circumstances.

Response

We respectfully advise the Staff that the 337.5% increase represented the year-over-year change in the aggregate credit loss provisioning expense recognized on the income statement during the course of fiscal year 2022, while the 42% increase represented the growth in the loans receivable balance recorded on the balance sheet at year-end 2022.

Given the short tenure of our loans, as discussed in our responses to Comments 1 and 8, our loan cycle is generally less than one year. Short tenure loans that are disbursed and repaid during the course of the fiscal year increase our total loan book subject to potential credit loss provisioning, but will not be reflected in the loans receivable balance at fiscal year-end. An increase in our lending activity will therefore generally increase our annual credit loss provisioning expense during the year at a higher rate than our outstanding gross loans receivable balance at year-end.

We respectfully advise the Staff that the increase in the provision for credit losses, as indicated in our disclosures, was driven primarily by growth in the loan book. As identified on page 29 of the Form 20-F, the allowance for credit losses is based on our historical credit loss experience, adjusted for forward-looking factors specific to the receivables and economic environment, and the allowance we make for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. We respectfully submit that there were no material changes in borrower characteristics or standards leading to the increase in credit provisioning, and this increase was not related to any material unusual events or circumstances.

Securities and Exchange Commission
January 12, 2024

B. Liquidity and Capital Resources
Cash Flows and Working Capital
Operating Activities, page 102

5.
You state the decrease in the change in escrow payables and advances from customers for fiscal 2022 is in line with GMV growth. Please disclose how these two items correlate to impact your operating cash flows and the extent thereof between fiscal 2022 and 2021. You also refer to a decrease in the change in accrued expenses and other payables as a factor in the change in operating cash flows between fiscal 2022 and 2021, but it is not clear how the change in these accrued balances between the respective year end dates impacts the amount of operating cash expended for the noted marketing and welfare expenses for the entirety of fiscal 2022 relative to the entirety of fiscal 2021. It also appears from the significant increases in general and administrative expenses and research and development expenses in fiscal 2022 relative to fiscal 2021 reported in the statements of operations that cash expended for these in each year may have impacted the amount of the change in operating cash flows between these years. Note merely citing changes in results, working capital items and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand why the amount of operating cash changed between periods. Refer to Item 5 of Form 20-F (as directed by Form F-1), in particular the introductory paragraph thereof and instructions 1 and 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

Response

We respectfully advise the Staff that Shopee operates as a marketplace whereby we hold payments made by customers in certain designated accounts held by us until the ordered products are received or deemed to have been received by the customer, which is recorded as escrow payables and advances from customers until they are withdrawn by the sellers, as disclosed on page 51 of the Form 20-F under Item 4.B.

Based on information disclosed in our Form 20-Fs for the three years ended December 31, 2022, our e-commerce business GMV increased by approximately 77% in fiscal year 2021 and 18% in fiscal year 2022. Thus, the GMV growth rate declined by approximately 77% in fiscal year 2022. Meanwhile, the change in escrow payables and advances from customers’ cash flow declined by approximately 74% in fiscal year 2022.

We respectfully advise the Staff that, as announced in our third quarter 2022 earnings conference call, we “shifted our mindset and focus from growth to achieving self-sufficiency and profitability,” “accelerated cost saving initiatives in our business operations” and “[a]cross all businesses and markets, we reviewed and reduced headcount, decreased existing spending and future investment commitments on office space and logistics facilities, and tightened travel and entertainment policies.” This is in comparison to the beginning of 2022, when we were “focus[ed] on strong execution with balanced growth and efficiency” as shared on our first quarter 2022 earnings conference call.

Securities and Exchange Commission
January 12, 2024

In line with these cost saving initiatives announced in our third quarter 2022 earnings conference call, there was a decrease in change in accrued expenses and other payables relating to marketing and welfare expenses in fiscal year 2022. The decrease in the accrued expenses and other payables balances as of December 31, 2022 negatively impacted operating cash flow.

Despite the cost saving initiatives mentioned above, as the Staff observed, general and administrative expenses and research and development expenses, however, still increased overall for fiscal year 2022. This was primarily because of spending that took place earlier in the year, in line with what was announced on our first quarter 2022 earnings conference call. Please see our disclosure on pages 97 and 98 of the Form 20-F under Item 5.A for underlying reasons on why our general and administrative and research and development expenses increased. The increases in general and administrative expenses and research and development expenses negatively impacted the operating cash flows for fiscal year 2022.

In future 20-F filings, for easier reference by investors, in Item 5.B, we will repeat or cross reference to relevant disclosure in Item 5.A.

6.
Please discuss the operational reasons for the negative operating cash flows for fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350. Also discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

Response

We respectfully advise the Staff that our negative operating cash flows during fiscal year 2022 were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses during the earlier part of the year, while our digital entertainment business was also impacted by ongoing moderation in user engagement and monetization, as disclosed on pages 91 and 97 of the Form 20-F under Item 5.A.

In addition, as discussed in our third quarter 2023 quarterly earnings release furnished on Form 6-K on November 14, 2023, our cash, cash equivalents, short-term and other treasury investments at September 30, 2023 were US$7.9 billion, representing a net increase of US$1.0 billion from our cash, cash equivalents, short-term and other treasury investments at December 31, 2022 which were US$6.9 billion, as discussed in our fourth quarter 2022 quarterly earnings release furnished on Form 6-K on March 7, 2023. We also generated positive operating cash flow for the nine months ended September 30, 2023 with net cash generated from operating activities of US$1.8 billion.

We disclosed that our cash and cash equivalents, together with cash generated from operating and short-term investments, were sufficient to meet our anticipated cash needs and obligations for the next 12 months on page 102 of the Form 20-F. We believe there is no known trend or condition pursuant to Item 5D of Form 20-F that is required to be disclosed.

Securities and Exchange Commission
January 12, 2024

E. Critical Accounting Estimates, page 107

7.
Please revise your discussion to include insight into the quality, sensitivity and variability regarding the material factors, assumptions, judgments and uncertainties that have materially affected or may materially affect amounts reported. To the extent practicable and material, provide quantitative disclosure, with sensitivity analysis of how your results may differ under different factors, assumptions, and judgments you considered. Refer to Item 5.E of Form 20-F and Section V of Release No. 33-8350 for guidance. Consider expanding your discussion in this regard concerning: (i) determination of the estimated service period for revenue recognition and its impact on the amount of revenue defer and subsequently recognize, (ii) fair value and impairment evaluation of investments in equity securities, (iii) computation of share-based compensation, (iv) determination of the amount of uncertain tax positions and deferred taxes, and (v) impairment of long lived assets in the E-commerce segment.

Response

We have divided our response to the Staff’s comment under the below sub-headings.

(i) Determination of the estimated service period for revenue recognition and its impact on the amount of revenue defer and subsequently recognize

We respectfully advise the Staff that as disclosed in Item 5.E on page 108 of the Form 20-F and in Note 2(o)(i) to the consolidated financial statements, estimates of our users’ average lifespan take into consideration our paying users’ activeness within each game. Paying users are defined as inactive when they have reached a period of inactivity for which it is reasonable to believe that these users will not return to a specific game. We determine the inactive rate of these paying users and revise the estimated paying users’ average lifespan on a quarterly basis.

Additionally, as disclosed on page 11 of the Form 20-F, our operations and revenue are affected by seasonality and changes in user base, user engagement, user behavior and preferences, and other factors.

The estimated weighted average service periods for our paying users ranges from 14 to 21 months. In response to the Staff’s comment, we will include the estimated user lifespan in future 20-F filings.

(ii) Fair value and impairment evaluation of investments in equity securities

We respectfully advise the Staff that as disclosed on page 108 and F-33 to F-34 of the Form 20-F, we measured investments held by our consolidated investment company at fair value in accordance with ASC 946-320, Financial Services – Investment Companies, Investments – Debt and Equity Securities. In addition, we also measured investments in an investee over which we do not have significant influence either at fair value, or cost minus impairment if the investment does not qualify for the NAV practical expedient in accordance with ASC 321, Investments – Equity Securities. In applying either of the above-mentioned standards whenever the fair value measurement is applicable, it is measured in accordance with ASC 820, Fair Value Measurement. As disclosed on page F-76 of the Form 20-F, we used the Market Adjusted Option Pricing Model Backsolve to assess the fair value of these investments when applicable. Under this model, the significant unobservable input used is the Market Adjustment input.

Securities and Exchange Commission
January 12, 2024

By way of illustration, for the year ended December 31, 2022, a 1% change in the Market Adjustment input would result in a change in the carrying amount by approximately US$6 million using the Market Adjusted Option Pricing Model Backsolve. We will continue to monitor these values and, to the extent practicable and material, will include a sensitivity analysis.

(iii) Computation of share-based compensation

We respectfully advise the Staff that as disclosed on page F-41 of the Form 20-F, share-based awards granted to employees are measured at fair value at grant date in accordance with ASC 718, Compensation – Stock Compensation. For our share options, we calculated the estimated fair value of the share options on the respective grant dates using the Black-Scholes option pricing model with the estimated expected stock price volatility, the expected term of the option for which employees are likely to exercise their share options and the risk-free rate as the key assumptions.

We respectfully refer the Staff to Note 14 of our consolidated financial statements on page F-63 of our Form 20-F for information disclosed for the Black-Scholes option pricing model and the assumptions used.

(iv) Determination of the amount of uncertain tax positions and deferred taxes

We respectfully advise the Staff that we applied ASC 740, Accounting for Income Taxes, to account for uncertain tax positions and deferred taxes. ASC 740 prescribes a recognition threshold of more-likely-than-not that a tax position is required to meet before being recognized in the financial statements. The outcome of tax positions could be highly uncertain, and the balance of Unrecognized Tax Benefit could change in the subsequent reporting periods.

With respect to deferred taxes, valuation allowance is recorded against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. As disclosed on page F-70 of the Form 20-F, utilization of deferred tax assets depends upon future taxable income. As disclosed in the Form 20-F, uncertainty in global markets, fluctuation in our performance and changes in estimates, due to unanticipated events or otherwise, could have a material effect on our financial statements.

In response to the Staff’s comment, we will include the following disclosure in Item 5.E. “Operating and Financial Review and Prospects—Critical Accounting Estimates—Income Taxes” of our future 20-F filings.

The accounting for deferred tax and uncertain tax positions represents the best estimates of certain future events. Changes in estimates, due to unanticipated events or otherwise, could have a material effect on our financial statements. We continually evaluate relevant available incoming evidence to update our estimates in each of the reporting periods.

Securities and Exchange Commission
January 12, 2024

(v) Impairment of long-lived assets in the e-commerce segment

We respectfully advise the Staff that as disclosed on page 109 of the Form 20-F, we evaluate our long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the continued losses incurred by the e-commerce segment, we evaluate the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group, which are sensitive to key assumptions such as projected revenue and sales and marketing expenses.

We respectfully submit that the recoverable value of the asset group as assessed by us based on the above was meaningfully higher than its carrying amount. We will continue to monitor these values and, to the extent practicable and material, will include a sensitivity analysis.

Consolidated Statements of Cash Flows, page F-15

8.
You present the change in “loans receivable” as an investing activity. At December 31, 2022, the predominant majority of the balance of loans receivable is reported as a current asset and is for consumers. Please explain to us in sufficient detail the nature and purpose of loans receivable with consumers, including how they originate, and the basis for your presentation in the statements of cash flows.

Response

We respectfully advise the Staff that in accordance with ASC 230-10-45-12(a) and 45-13(a), receipts from collections of loans and disbursements for loans made by us are disclosed as investing cash flows.

As discussed in our response to Comment 1 above and as disclosed in our publicly available Exchange Act reports, our loans receivable for fiscal year 2022 comprised consumer and merchant loans granted primarily to select Shopee users. We offer loans receivable in various markets in Southeast Asia and Brazil.

As discussed in our response to Comment 1 above, the average value per loan is small and the tenure of such loans is short, generally in the range of 3 to 12 months as publicly displayed on our websites or in our Shopee app. Accordingly, the predominant majority of the balance of the loans receivable is recorded as a current asset.

Securities and Exchange Commission
January 12, 2024

For loan origination, we respectfully advise the Staff that as disclosed on page 29 of the Form 20-F and F-48 of our consolidated financial statements, we rely on, among other things, the information and knowledge we gain from our existing businesses to build the strategy of our loan products and assess the creditworthiness of potential borrowers. We monitor credit quality for all loans receivable on a recurring basis by evaluating the customers’ prior repayment history available internally and external sources information, where applicable.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Revenue recognition
(i) Digital entertainment revenue, page F-36

9.
You disclose proceeds from the sales are initially recognized as escrow payables and advances from customers and subsequently reclassified to deferred revenue when the users make in game purchases of virtual goods within the games. Please explain to us and disclose as appropriate what “sales” have occurred when proceeds are initially recognized as escrow payables and advances from customers, how this amount is initially determined and how the proceeds are received by you.

Response

We respectfully advise the Staff as disclosed on page 53 of the Form 20-F and in Note 2(o) to the consolidated financial statements, we offer multiple methods for users to purchase in-game items, such as through the Google Play Store and the iOS App Store payment gateways and prepaid cards.

We respectfully submit that the majority of mobile game purchases are made through top ups on Google Play Store and iOS App Store, which are immediately recognized in deferred revenue. Purchases of prepaid cards, on the other hand, will be initially recognized as escrow payables and advances from customers prior to the redemption into games. Upon redemption into games, when such purchases are no longer refundable, the proceeds are reclassified into deferred revenue.

As disclosed on page F-35, the amounts recognized are based on receipt, net of any discounts, incentives and rebates.

(b) User-based revenue model, page F-37

10.	Please explain to us and disclose as appropriate when this model is applicable and the basis for the amount of revenue recognized.

Response

As disclosed in Note 2(o) to the consolidated financial statements we determine whether to apply the user-based revenue model (“UBRM”) or the item-based revenue model depending on the reasonable depiction of the service transferred to the customers, i.e. the performance obligation identified. Under UBRM, the revenue is recognized ratably over the average playing period of paying users as services are rendered.

Securities and Exchange Commission
January 12, 2024

We respectfully submit that generally, UBRM is applied when we evaluate the service being provided as the continued hosting of the game for the users, and the sale of in-game purchases is collectively designed to enhance the users’ overall gaming experience.

(iii) Digital financial services, page F-39

11.
Please explain to us and disclose as appropriate the basis for granting loans to customers, in particular those for consumers, and the typical general terms and conditions associated with such loans, such as but not limited to length of time, interest rate, repayment, and determination of associated fees.

Response

For information on loans receivable, we respectfully refer the Staff to our responses in Comments 1 and 8.

Note 4. Goodwill and Acquisitions, page F-46

12.	Please revise your disclosure to include the goodwill disclosures required by ASC 350-20-50-1 for each of your reportable segments as well as in total.

Response

We respectfully advise the Staff that we disclosed the goodwill allocation for the respective reporting segments in Note 4 to the consolidated financial statements. In response to the Staff’s comment, in future 20-F filings, we will include a tabular presentation like the below showing the changes in goodwill by reportable segment.

The following table shows the changes in goodwill by reportable segment for the years ended December 31, 2022 and 2021:

	Digital Entertainment	Digital Financial Services	Others Services	Total
	$	$	$	$
Balance as of January 1, 2021	150,991	49,581	15,706	216,278
Acquisitions	17,846	8,618	300,562	327,026
Foreign currency translation	(106)	(2,097)	(1,477)	(3,680)
Balance as of December 31, 2021	168,731	56,102	314,791	539,624
Acquisitions	11,715	48,980	–	60,695
Impairment	(177,663)	–	(177,280)	(354,943)
Foreign currency translation	(2,783)	(7,868)	(4,517)	(15,168)
Balance as of December 31, 2022	–	97,214	132,994	230,208

(amounts expressed in thousands of US dollars in this table).

Securities and Exchange Commission
January 12, 2024

Note 14. Share-Based Compensation, page F-61

13.
Please explain to us why you believe using the simplified method to determine the expected term is appropriate in your circumstances. We note you have reported historical exercise data since fiscal 2017. Refer to Question 6 of SAB Topic 14.D.2.

Response

We respectfully submit that we applied the simplified method to estimate the expected term of the share options because we believe our historical exercise experience does not provide us with a reasonable basis with which to estimate an expected term for share options granted in 2022.

For each of the years since our initial public offering (“IPO”) up until the time share options were granted in 2022, the share option exercises were related to share options granted at a much lower weighted average exercise price (less than US$15) compared to share options granted in 2022 (US$120 per share). In addition, our share price was largely on a rising trend for the majority of the three years preceding the fiscal year 2022, up until late 2021. The majority of share option exercises since the IPO took place during the period in which our share price was largely rising, whereas in fiscal year 2022, the share price was largely on a declining trend.

As such, we do not believe that the exercise history related to share options granted and/or exercised prior to December 31, 2021 was an appropriate indicator of the future expected share option life of the share options granted after that time.

Note 21. Segment Reporting, page F-72

14.	Please disclose the amount of assets for each reportable segment and provide a reconciliation to your consolidated total assets. Refer to the guidance in ASC 280-10-50-22 and 30(c).

Response

We respectfully advise the Staff that we do not allocate assets to our reportable segments as the Chief Operating Decision Maker does not evaluate the performance of reportable segments using asset information.

* * * * *

Securities and Exchange Commission
January 12, 2024

Please contact Dwight S. Yoo at (212)-735-2573 or Dwight.Yoo@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Tony Tianyu Hou

cc:	Yanjun Wang, Sea Limited
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP